

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2019

Herbjorn Hansson
Chief Executive Officer
Nordic American Tankers Ltd
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

> **Re: Nordic American Tankers Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2017**
> **Filed May 15, 2018**
> **File No. 001-13944**

Dear Mr. Hansson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Transportation and Leisure

cc: Gary Wolfe, Partner, Seward & Kissel LLP